SHADOW MARKETING, INC.
                              17365 SW 13TH STREET
                             PEMBROKE PINES, FLORIDA
                                    USA 33029
                            TELEPHONE: (954) 562-3017
                            FACSIMILE: (954) 430-8789


March 26, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20005

Attention: Michelle Lacko

Dear Ms. Lacko:

     Re: Registration Statement SB-2 on Form S1 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S1, as amended, such that it be deemed effective on Monday, March 30, 2009 at 5:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

     3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Chris Paterson
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Shadow Marketing, Inc.
Chris Paterson, Director